Bradford & Bingley

02 OCT 22 AM 11:56

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02055482

Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Tel. 01274 806106

SUPPL

14 October 2002

Dear Sir

US Home Filing Exemption (12g3-2(b)) – Re 82-5154

Please find enclosed documents/announcements released by Bradford & Bingley plc to the equity securities market in the UK.

Enclosed is a copy of this letter which I should be grateful if you could return in the self addressed envelope to confirm receipt.

Yours faithfully,

PROCESSED
NOV 04 2002
THOMSON
FINANCIAL

Phil Kershaw
Deputy Company Secretary

dlw 10/28

PO Box 88, Crossflatts, Bingley, West Yorkshire BD16 2UA
Telephone 01274 555555 Fax 01274 554422 www.bbg.co.uk

F427 (02/2002)

Re 82-5154

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Bradford & Bingley plc

2. Name of shareholder having a major interest

Scottish Widows Investment Partnership Ltd

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

In respect of the shareholder named in 2. above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

As in 2. above

5. Number of shares / amount of stock acquired

20,176,993

6. Percentage of issued class

3.045%

7. Number of shares / amount of stock disposed

N/a

8. Percentage of issued class

N/a

9. Class of security

Ordinary 25 pence shares

10. Date of transaction

Not known

11. Date company informed

11 October 2002

12. Total holding following this notification

20,176,993

13. Total percentage holding of issued class following this notification

3.045%

14. Any additional information

15. Name of contact and telephone number for queries

Phil Kershaw 01274 806106

16. Name and signature of authorised company official responsible for making this notification

Phil Kershaw

Date of notification

11 October 2002

Re 82-5154

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Company	Bradford & Bingley PLC
TIDM	BB.
Headline	Purchase of Own Securities
Released	16:40 19 Sep 2002
Number	4127B

For immediate release

19 September 2002

Bradford & Bingley plc Share Repurchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 23 April 2002, it purchased for cancellation 535,000 of its ordinary shares on Thursday, September 19, 2002 at a price of 296.2844 p per share.

END

END

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Company	Bradford & Bingley PLC
TIDM	BB.
Headline	Purchase of Own Securities
Released	17:07 20 Sep 2002
Number	4775B

For immediate release

20 September 2002

Bradford & Bingley plc Share Repurchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 23 April 2002, it purchased for cancellation 147,327 of its ordinary shares on Friday, September 20, 2002 at a price of 303.6243 p per share.

END

END

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Re 82-5154

Full Text Announcement

Company	Bradford & Bingley PLC
TIDM	BB.
Headline	Purchase of Own Securities
Released	17:00 23 Sep 2002
Number	5328B

For immediate release

23 September 2002

Bradford & Bingley plc Share Repurchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 23 April 2002, it purchased for cancellation 115,048 of its ordinary shares on Monday, September 23, 2002 at a price of 304.7187 p per share.

END

END

Re 82-5154

.RNS | The company news service from the London Stock Exchange

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Other Announcements from this Company | Send to a Friend

Company	Bradford & Bingley PLC
TIDM	BB.
Headline	Purchase of Own Securities
Released	17:58 24 Sep 2002
Number	6026B

For immediate release

24 September 2002

Bradford & Bingley plc Share Repurchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 23 April 2002, it purchased for cancellation 303,125 of its ordinary shares on Tuesday, September 24, 2002 at a price of 298.2796 p per share.

END

END

Company website

Re 82-5154

RNS The company news service from the London Stock Exchange

Full Text Announcement

Other Announcements from this Company Send to a Friend

Company	Bradford & Bingley PLC
TIDM	BB.
Headline	Purchase of Own Securities
Released	17:08 25 Sep 2002
Number	6571B

For immediate release

25 September 2002

Bradford & Bingley plc Share Repurchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 23 April 2002, it purchased for cancellation 418,936 of its ordinary shares on Wednesday, September 25, 2002 at a price of 297.6014 p per share.

END

END

Company website

Re 82-5154

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Company	Bradford & Bingley PLC
TIDM	BB.
Headline	Purchase of Own Securities
Released	17:59 26 Sep 2002
Number	7314B

For immediate release

26 September 2002

Bradford & Bingley plc Share Repurchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 23 April 2002, it purchased for cancellation 191,550 of its ordinary shares on Thursday, September 26, 2002 at a price of 300.6301 p per share.

END

END

Company website

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Re 82-5154

RNS The company news service from the London Stock Exchange

Full Text Announcement

Other Announcements from this Company | Send to a Friend

Company	Bradford & Bingley PLC
TIDM	BB.
Headline	Purchase of Own Securities
Released	16:34 27 Sep 2002
Number	7883B

For immediate release

27 September 2002

Bradford & Bingley plc Share Repurchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 23 April 2002, it purchased for cancellation 141,423 of its ordinary shares on Friday, September 27, 2002 at a price of 299.4997p per share.

END

END

Company website

Re 82-5154

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Full Text Announcement

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Company	Bradford & Bingley PLC
TIDM	BB.
Headline	Purchase of Own Securities
Released	17:07 30 Sep 2002
Number	8688B

For immediate release

30 September 2002

Bradford & Bingley plc Share Repurchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 23 April 2002, it purchased for cancellation 175,000 of its ordinary shares on Monday, September 30, 2002 at a price of 286.5357p per share.

END

END

Company website

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Re 82-5154

1 October 2002

Bradford & Bingley plc

Bradford & Bingley plc Share Repurchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on Tuesday, 23 April 2002, it purchased for cancellation 160,000 of its ordinary shares on Tuesday, 1 October 2002 at a price of 286.87p per share.

END

Re 82-5154

2 October 2002

Bradford & Bingley plc

Bradford & Bingley plc Share Repurchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on Tuesday, 23 April 2002, it purchased for cancellation 450,000 of its ordinary shares on Wednesday, 2 October 2002 at a price of 295.66p per share.

END

Re 82-5154

3 October 2002

Bradford & Bingley plc

Bradford & Bingley plc Share Repurchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on Tuesday, 23 April 2002, it purchased for cancellation 250,000 of its ordinary shares on Thursday, 3 October 2002 at a price of 290.19p per share.

END

Re 82-5154

4 October 2002

Bradford & Bingley plc

Bradford & Bingley plc Share Repurchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on Tuesday, 23 April 2002, it purchased for cancellation 150,000 of its ordinary shares on Friday, 4 October 2002 at a price of 290.08p per share.

END

Re 82-5154

7 October 2002

Bradford & Bingley plc

Bradford & Bingley plc Share Repurchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on Tuesday, 23 April 2002, it purchased for cancellation 140,000 of its ordinary shares on Monday, 7 October 2002 at a price of 288.8p per share.

END

Re 82-5154

8 October 2002

Bradford & Bingley plc

Bradford & Bingley plc Share Repurchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on Tuesday, 23 April 2002, it purchased for cancellation 150,000 of its ordinary shares on Tuesday, 8 October 2002 at a price of 287.55p per share.

END

Re 82-5154

9 October 2002

Bradford & Bingley plc

Bradford & Bingley plc Share Repurchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on Tuesday, 23 April 2002, it purchased for cancellation 200,000 of its ordinary shares on Wednesday, 9 October 2002 at a price of 280.04p per share.

END

Re 82-5154

10 October 2002

Bradford & Bingley plc

Bradford & Bingley plc Share Repurchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on Tuesday, 23 April 2002, it purchased for cancellation 110,000 of its ordinary shares on Thursday, 10 October 2002 at a price of 284.93p per share.

END